

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2012

Via E-mail
Greg Henslee
Chief Executive Officer
O'Reilly Automotive, Inc.
233 South Patterson
Springfield, MO 65802

> **Re:** **O'Reilly Automotive, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 23, 2012**
> **File No. 000-21318**

Dear Mr. Henslee:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Compensation of Executive Officers, page 15

Incentive Compensation Plan, page 17

1. We note your disclosure that the Compensation Committee has established an incentive compensation plan based upon "certain objective performance goals" and that the financial metrics utilized by your Compensation Committee include "sales performance, operating income performance and financial returns, as well as various balance sheet measures." Please provide greater detail regarding the performance goals utilized by the Compensation Committee in determining the amounts of non-equity incentive compensation to award to your NEOs, specifically identifying each

performance goal utilized and any relative weight attributed to each goal. In this regard, we note that Instruction 4 to Item 402(b) of Regulation S-K allows registrants to omit target levels with respect to the quantitative or qualitative performance-related factors considered by the Compensation Committee, but does not allow registrants to omit disclosure of the specific performance-related factors utilized by the Compensation Committee. Please also discuss how difficult it will be for each executive to achieve the undisclosed target levels, and state whether there is a maximum achievement level applicable to these targets. In this regard, we note that incentive payouts have been awarded at 403% of target.

2. Please also tell us whether the types of financial metrics you use now differ from those disclosed in the proxy statement for your 2008 annual meeting, which was when you last provided the staff with your analysis as to why quantified disclosure of such targets is inappropriate due to the highly confidential and competitively sensitive nature of such targets. To the extent you are utilizing new targets, please provide us with your analysis as to why you believe competitive harm would result from the disclosure of such targets. See Instruction 4 to Item 402(b) of Regulation S-K and Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director